Contact

www.linkedin.com/in/brentonstrine (LinkedIn)
kicky.art (Company)

Top Skills

Teaching
Team Building
Public Speaking

Languages

CSS (Native or Bilingual)
HTML (Native or Bilingual)
Javascript (Full Professional)

Certifications

The Magical Marvels of MongoDB
Staying Sharp With AngularJS
Real Time Web with Node.js
The Magical Marvels of MongoDB
Building Blocks of Express.js

Publications

Code Year, Week 15. Intro to CSS: Coding with Style

Brenton Strine

Founder, CTO at Kicky, Inc.
Atlanta, Georgia, United States

Summary

For the last 20 years I have been involved with non-traditional software engineering education, as a learner, a teacher, a creator, and an innovator. Now I am solving the opportunity gap in tech by creating an ironclad talent pipeline that teaches skills that are usually only gained through experience.

Contact me to talk about economic empowerment in software engineering, especially relating to bootcamps, apprenticeships, and other innovative training and career preparation opportunities.

Contact me if you're interested in volunteering or networking for Refcode.

Contact me if you are looking to hire entry level software engineers.

Don't contact me to recruit me into a software engineering job or to build a website for me.

Experience

Kicky Art
Founder, CTO
January 2022 - Present (7 months)
Atlanta, Georgia, United States

Turn your space into a rotating art gallery, with original works from local Atlanta artists. Pay artists fairly for their work and enable them to receive lifetime royalties.

Refcode
Director, Founder
May 2017 - Present (5 years 3 months)
Atlanta, GA

Founder of Refcode, a program that teaches refugees and immigrants how to code.

Tekton Career Training

Refcode Program Director

January 2021 - Present (1 year 7 months)

Atlanta, Georgia, United States

This is the same as Refcode below... but with accountability to an executive director and a board of directors.

MailChimp

Academy curriculum developer and teacher, Apprenticeship mentor, Grantmaker, Software Engineer

May 2016 - January 2022 (5 years 9 months)

Atlanta, Georgia

Curriculum Designer and Lecturer, Launchpad Academy
- Partner with Clayton State University faculty to create and teach an experiential course that blends classroom instruction and primary source, project-based learned.

Technical Mentor, TalentPath Apprenticeship
- Provide mentorship and guidance for an entry level apprentice.
- Support the entire cohort of 8 apprentices with technical help, professional advice, workshops, and training sessions.

Mentor, Mailchimp Mentorship Program
- Mentor a Mailchimp employee interested in growing and developing professionally at Mailchimp.
- Help mentee to solidify and work towards career goals.

Grantmaker/Fellow, MCCC
- Award $200,000 of Mailchimp grant money to local nonprofit organizations.
- Meet local community organizers and study the history, present, and future of equity/inequity in Atlanta and the organizations that are working to address Atlanta's inequity today.

Culture Guide
- Connect with a new Mailchimp employee or intern to be a friendly and welcoming point of contact.
- Meet regularly with "Chimpanion" for the first few months of their time at Mailchimp and provide guidance, words of wisdom, and perspective on what life at Mailchimp is like.

President, Mailchimp Toastmasters Club

- Participate in the Mailchimp chapter of Toastmasters to practice my own public speaking and build up the skills of other Toastmasters.
- Preside over club and officers meetings, ensure club runs smoothly and officers are equipped and motivated to support the club.

Software Engineer

- Oh yeah, I write code here too... that's my actual job and daily focus outside of the exciting programs above.

Accenture Interactive

Sr. Front End Developer

August 2015 - May 2016 (10 months)

Atlanta, GA

Consultant at Acquity Group (now branded Accenture Interactive). In this role I act as a developer and provide technical leadership and guidance to the team I am working with.

Infor | Rhythm Platform

Originally brought in as a CSS developer for a large, complex ecommerce platform, it was soon clear that our team would need to branch out to manage the portlets on the backend, javascript interactions, Handlebars templates, and many other aspects of the platform. I engaged with disparate people and organizations from all over the world (client based in Sweden, design company based in New York, Accenture backend based in India, Accenture front end developers all over North America) to negotiate and coordinate a clear picture of the scope of our work, coding standards, best practices and workflow.

Technologies used: SASS, jQuery, Handlebars.js, Maven, Git, Java, Liferay

JPL (NASA's Jet Propulsion Laboratory)

Sr. Web Developer

January 2014 - July 2015 (1 year 7 months)

Pasadena, CA

Brought technical expertise to the Electronic Publishing Services group. I initiated and oversaw an overhaul of the team's processes, workflows, and technical abilities, increasing the team's Joel Test score from 3 to 9, and moving in the direction of 11. I helped improve the team's ability to deliver timely, responsive, semantic, valid, robust, user-oriented websites.

Moved the team from an unstructured and disjointed development process to a GitHub workflow with code reviews, issue tracking, release schedules, user-testing, automatic deployments, individual development environments and an agile, iterative approach to development. This improved the team's ability to collaborate on large projects and meet previously impossible deadlines while decreasing code ownership and project isolation.

Managed the development of several Front Controller pattern website codebases, (both internal and external), strategically having co-workers collaborate on development in areas that would both improve their coding skills and familiarize them with the code base in a way that enabled them to re-use it on their own for future websites.

Acted as the primary developer for the team, hand-coding daily with HTML, CSS, Javascript, jQuery, PHP and using a litany of tools such as HTML5Shiv, Modernizr, CSS normalizers, code compressors, PHPmailer, jQuery plugins, mod_rewrite, and WordPress.

Shoutleaf Web Services
Sole Proprietor
January 2013 - 2015 (2 years)
South Pasadena

I created and ran Shoutleaf Web Resources. The two major roles I filled were as an educator and as a server administrator. As an educator, I created a curriculum ("Webmaking 101") to introduce beginners to everything involved in creating and managing a website, including buying a domain, setting up web hosting, coding in HTML, CSS, PHP and Javascript, and installing and managing WordPress. I recorded and edited instructional videos consisting of lectures and interactive projects. As an administrator I provided customized and simplified Apache cPanel web hosting (managed with WHM) to several hundred clients and provided technical support when customers encounter problems or had questions.

ASCII Media Inc.
Sr. Frontend Web Developer (Contract)
September 2013 - November 2013 (3 months)
Pasadena

Built the front end of a Facebook style-chat system for Desert Rose Bingo website. Heavy use of DOM manipulation, jQuery, advanced CSS techniques and interaction with backend chat API to enable Bingo players to add and

remove buddies, block users, see the status of users (active, idle, offline), and chat with multiple users at a time from within the browser.

Amazon
Web Development Engineer (Contract)
June 2013 - August 2013 (3 months)
Sherman Oaks, CA

Add new functionality to the IMDB Pro website as a part of the software engineering team at IMDB. Development occurs on a cloud virtual machine using Git and Amazon's complex development architecture (e.g. Brazil, AWS, etc). Daily heavy use of DOM manipulation, LESS, jQuery, Git and vim.

ASCII Media Inc.
Sr. Web Developer (Contract)
May 2013 - June 2013 (2 months)
Pasadena

Built the HTML, CSS and PHP for the Desert Rose Bingo website.

Asolva, Inc.
User Interface Developer
March 2012 - January 2013 (11 months)
Pasadena, California

Develop the front-end and participate in the design process for Asolva's browser-based medical software using typical front-end technologies such as HTML5, CSS3, AJAX, and jQuery, in an environment of Object Oriented Javascript, ASP.NET webforms, MVC, and C#.

Rolling Robots
Robot Instructor and Web Developer
October 2011 - March 2012 (6 months)

Created interactive online versions of both new and existing STEM (Science, Technology, Engineering & Mathematics) curriculi utilizing HTML5 in Drupal 6. Transitioned the site from Drupal 5 to Drupal 6, building the Drupal 6 site from the ground up, including a custom Drupal theme. Strategized the expansion of courses onto the internet for distance-learning. Led various classes teaching kids ages STEM skills through the vehicle of robot building and programming.

Educator, Inc.
Professor of Computer Science
July 2010 - September 2010 (3 months)

I developed all of the curriculum and lessons, as well as writing up the QuickNotes for the three courses I recorded at Educator.

My HTML course was taught from a semantic perspective looking to HTML5 as it is available for development today while keeping in mind coding practices to make sites widely compatible. (http://educator.com/computer-science/html/strine/)

My CSS course also emphasizes the separation of content and style and demonstrates how to combine the different parts of CSS and HTML to create different functionality in a website that will be interoperable, elegant, and clean. (http://educator.com/computer-science/css/strine/)

My WordPress course serves as a basic introduction to creating websites with Wordpress but also demonstrates how to go deeper into more advanced topics. (http://educator.com/computer-science/wordpress/strine/)

Citrix Online

3 years 3 months

Web Developer

October 2007 - November 2009 (2 years 2 months)

Coded the GoToAssist Express website conforming to W3C web standards. Focused on semantic HTML and CSS, used AJAX to interact with backend Java. Interviewed new candidates and helped to train three new employees, serving as their main point of contact during their initial probationary period.

Associate Web Developer

September 2006 - October 2007 (1 year 2 months)

Maintained and enhanced several large websites in a fast-paced environment. Completed CRs and followed build schedules for multiple products. Served as the main point of contact on the GoToAssist website. Updated the codebase of several legacy sites to conform to best practices and standards.

Mt. Hermon Camp

Adventure Staff and Ropes Course Instructor

May 2006 - August 2006 (4 months)

Worked with a team to facilitate ropes courses, climbing walls, and other adventure equipment and activities for families and youth. Coached and encouraged frightened participants, rescuing if necessary.

j2 Global Communications

Web Developer Intern

May 2005 - October 2005 (6 months)

Coded web pages according to the latest standards of the time in either XML with XSLT, or HTML 4.01 Strict with CSS 2. Maintained and added i18n (internationalization), to eFax.com and other j2 Global websites.

Westmont College

Horizon Webmaster

January 2003 - January 2005 (2 years 1 month)

Santa Barbara, CA

Full stack webmaster of the Westmont College newspaper, including design, development, maintenance, and weekly content updates. Site was dynamically rebuilt weekly via hand-coded PHP which encoded the new issue text and images into various types of pages and archived the old issues, resulting in a sleek, static HTML site without any PHP vulnerabilities.

Chico City Council

Director of Information Systems Shadow

June 2001 - June 2002 (1 year 1 month)

Internship program shadowing city officials to learn about how the council was run. Attended meetings in the Council Chambers on youth-related issues and made official recommendations to the City Council as the Directory of Information Systems Shadow. Created the official website.

California State University, Chico

Assistant Web Developer

January 2000 - January 2001 (1 year 1 month)

California State University, Chico

Worked with the webmaster to maintain and update the Sacramento River Watershed Program website and site databases, utilizing the Unix shell, Pico, PHP, HTML, CSS and Paint Shop Pro.

Education

OCEAN Programs

High Tech Accelerator Cohort 8 · (January 2022 - June 2022)

Fuller Theological Seminary

MA, Theology · (2008 - 2011)

Westmont College

BA, Philosophy, English (double major) · (2002 - 2006)